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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------


                          IMCLONE SYSTEMS INCORPORATED
                           (Name of Subject Company)
                            -----------------------


                          IMCLONE SYSTEMS INCORPORATED
                       (Name of Person Filing Statement)

                            -----------------------


                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   45245W109
                     (CUSIP Number of Class of Securities)

                              John B. Landes, Esq.
                          ImClone Systems Incorporated
                    Senior Vice President & General Counsel
                               180 Varick Street
                               New York, NY 10014
                                  212-645-1405
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                  Bear Stearns Virtual Conference Presentation
                               September 25, 2001

IN CONNECTION WITH THE TENDER OFFER DESCRIBED HEREIN, THE COMPANY WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE ENTIRE SOLICITATION/ RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS CAN OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION (www.sec.gov). THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY ALSO BE OBTAINED BY DIRECTING SUCH REQUESTS TO ANDREA F. RABNEY, VICE PRESIDENT, CORPORATE COMMUNICATIONS, (646) 638-5058.

Slide 1:
Bear Stearns 14th Annual
Health Care "Virtual" Conference
September 25, 2001

Slide 2:
Forward-Looking Statements
Except for the historical information contained in this presentation, the matters discussed in this presentation may include forward-looking statements. Actual results may differ materially from those predicted in such forward-looking statements due to the risks and uncertainties inherent in the business of the Company, including, without limitation, risks and uncertainties in obtaining and maintaining regulatory approval, market acceptance of and continuing demand for the products of the Company, the impact of competitive products and pricing, and the ability of the Company to obtain additional financing to support their operations. The Company undertakes no obligation to revise or update this presentation to reflect events or circumstances after the date hereof.

Slide 3:
ImClone Systems Corporate Mission
ImClone Systems is dedicated to developing novel therapeutic products in the field of oncology

Slide 4:
Oncology Clinical Pipeline - Product Candidates in Clinical Development
Cancer Therapeutics                      IMC-C225    Colorectal
                                                     Head & Neck
                                                     Pancreatic
                                                     Lung
                                                     Others

Angiogenesis Inhibitors                  IMC-KDR     Solid Tumors
                                                     Leukemia

Cancer Vaccines                          BEC2        Small Cell Lung
                                                     Melanoma

Slide 5:
Lead Oncology Product: IMC-C225 Overview

Slide 6:
Lead Oncology Product: IMC-C225
Monoclonal antibody targeting Epidermal Growth Factor Receptor

          -    Expressed by wide variety of solid tumors

Pivotal trial results showed 22.5% major objective response of C225 plus Irinotecan in refractory colon cancer Fast-Track designation; rolling BLA initiated June 2001 - Completion expected by year end 2001 Anticipated approval 1H02 (assumes February ODAC) Extensive clinical program also showing encouraging results in head and neck and pancreatic cancer

Slide 7:
Lead Oncology Product:  IMC-C225 Commercialization Strategy
U.S. Canada and Japan: Co-development and co-promotion alliance with Bristol-Myers Squibb announced 9/19/01

          -    39% of sales in U.S. and Canada to ImClone
          -    $1 billion in near-term milestones
          - Tender offer by BMS for 19.9% of ImClone stock at $70 to commence in ~1 week

Outside of North America: Merck KGaA

Slide 8:
Alliance with Bristol-Myers Squibb
Leverages Bristol's highly respected oncology sales force

          -    Also markets many therapies used in conjunction with IMC-C225

Expected to expedite IMC-C225's penetration to formularies and wholesalers and otherwise accelerate sales Provides ImClone Systems with resources to develop promising pipeline of oncology products

Slide 9:
[Photograph of IMC-C225 Commercial Launch Facility]

Slide 10:
IMC-C225 Commercial Manufacturing

          -    Commercial scale manufacturing facility completed June `01
          - Lonza Biologics current contract manufacturer under BLA submission for commercial material
          - Initiation of ImClone Systems manufacturing August '01 for future BLA submission
          - ImClone Systems to manufacture material at a standard markup under BMS alliance

Slide 11:
Lead Oncology Product:  IMC-C225
Clinical Background

Slide 12:
EGFR Expression
Primary Tumor Site       2000 Estimated                         % of Tumors
                       US Annual Incidence                    Expressing EGFR
Colorectal                  130,200                              70%-85%
Head and Neck               30,200                               80%-100%
Pancreatic                  28,300                               90%-95%
Lung                        164,100                              40%-80%
Esophageal                  12,300                               43%-89%
Renal Cell                  31,200                               50%-90%
Prostate                    180,400                              65%-90%
Bladder                     53,200                               31%-48%
Cervical/Uterine            48,900                               80%-100%
Ovarian                     23,100                               35%-70%
Breast                      184,200                              14%-91%

Slide 13:
Epidermal Growth Factor Receptor
Step 1: Growth factors EGF and TGF(alpha) bind to EGF receptor (EGFR), and activate the EGFR pathway which is involved in tumor cell growth, repair, angiogenesis and metastases. Step 2: IMC-C225 binds to EGFR and blocks the ability of these growth factors to signal the tumor cell. Step 3: IMC-C225 leads to the internalization of EGFR, preventing future receptor activation.

Slide 14:
IMC-C225 Clinical Experience

------------------- ----------------- ----------------- ------------------------
Study Number        Cancer            Patients Treated  IMC-C225 Treatment
------------------- ----------------- ----------------- ------------------------
                    Phase I studies   132               multiple
------------------- ----------------- ----------------- ------------------------
9710                Renal Cell        54                Multiple infusion
------------------- ----------------- ----------------- ------------------------
9813                SCCHN             22                plus cisplatin/radiation
------------------- ----------------- ----------------- ------------------------
9814                Pancreatic        41                plus gemcitabine
------------------- ----------------- ----------------- ------------------------
9815                SCCHN             158               plus radiation
------------------- ----------------- ----------------- ------------------------
9816                SCCHN             125               plus cisplatin
------------------- ----------------- ----------------- ------------------------
9923                Colorectal        139               plus irinotecan
------------------- ----------------- ----------------- ------------------------
E5397               SCCHN             53                plus cisplatin
------------------- ----------------- ----------------- ------------------------
9925                NSCLC             4                 plus carbo/gemzar
------------------- ----------------- ----------------- ------------------------
9932                NSCLC             3                 plus carbo/taxol
------------------- ----------------- ----------------- ------------------------
0036                NSCLC             10                plus taxotere
------------------- ----------------- ----------------- ------------------------
0038                Colorectal        24                plus CPT-11/FU/LV
------------------- ----------------- ----------------- ------------------------
0141                Colorectal        57                Single agent
------------------- ----------------- ----------------- ------------------------
Total Patients Treated                822
------------------- ----------------- ----------------- ------------------------

Slide 15:
IMC-C225 Dosing and Administration

          -    400 mg/m2 loading dose
          -    IV infusion over 60 minutes (120 minutes for loading dose)
          -    Weekly administration
          -    No hospitalization required

Slide 16:
IMC-C225 in Colorectal Cancer

-    Standard Rx agents are 5-FU, LV, and irinotecan
-    Irinotecan in 5-FU failure
     o    Median survival: 9 months
     o    Response rate: 13%
- Currently no effective therapy for irinotecan-refractory colorectal cancer
-    Clear unmet medical need for new active therapies

Slide 17:
[Diagram showing that advanced metastatic colorectal cancer patients are treated with an irinotecan-containing regimen. They are then put on a stable disease arm or a progressive disease arm and treated in this study.]

Slide 18:
IMC-C225 Pivotal Trial in Colorectal Cancer
Patient Characteristics

-    72% of all screened patients demonstrated EGFR (+) tumor
-    Used DAKO immunohistochemistry kit
-    120 patients with documented CPT-11 failure treated on study
-    18 patients on CPT-11 with stable disease treated on study

Slide 19:
IMC-C225 Pivotal Trial in Colorectal Cancer
Efficacy Results in Refractory Patients

-    Independent radiology review
-    120 Irinotecan refractory patients
-    27 Partial Responses: (22.5%; 95% C.I. 15%-31%)
-    9 Stable Disease: (7.5%; minimum 12 weeks)
-    Median duration of response (n=27): 186 + days
-    Median Survival: 232 + days

Slide 20:
IMC-C225 Pivotal Trial in Colorectal Cancer
Efficacy Results in Stable Patients

-    18 Irinotecan Stable Patients
-    Partial Response:         8  ( 44% )
-    Median survival:          329 + days

Slide 21:
[Photographs depicting decrease in tumor size after treatment]

Slide 22:
IMC-C225 Pivotal Trial in Colorectal Cancer
Conclusions
-    Toxicities are manageable and acceptable
- IMC-C225 plus Irinotecan yields a 22.5% major objective response rate in EGFR (+), Irinotecan-refractory, colorectal cancer.
- Response rate compares favorably to that of CPT-11 alone in 5FU-refractory colorectal cancer.
-    22.5% in IMC-C225 + Irinotecan vs. 13% in Irinotecan alone

Slide 23:
Single Agent Study
IMC-C225 in Colorectal Cancer

-    Same entry criteria as IMC-C225 plus Irinotecan study

     - EGFR (+)  Colorectal Cancer
     - Refractory to Irinotecan within 6 months
-    Expected response rate:  ~ 5 - 10%
-    Study enrollment completed
-    Data to be submitted to FDA - Q4'01

Slide 24:
IMC-C225 BLA Filing Strategy
-    Fast Track Designation for refractory colorectal indication 2/01
-    Initiated Rolling BLA 6/01
-    Completion of BLA submission Q4/01
-    Anticipated approval 1H/02 (assumes February ODAC
- Clinical studies underway to expand indications for broader clinical use of IMC-C225

Slide 25:
Refractory SCCHN
-    Partial Response Rate:                 <5% Median
-    Survival:                              <6 months
-    1 Year Survival:                       0-5%

Slide 26:
[Diagram showing that metastatic or recurrent SCCHN cancer patients are treated with a cisplatin containing regimen. 41 patients were then put on a stable disease arm and 22 patients were put on a progressive disease arm.]

Slide 27:
IMC-C225 in SCCHN
Efficacy Results
                                 Stable Disease            Progressive Disease
                                   41                        22
Complete Response                  1
Partial Response                   9                         5 (23%)
Overall Response                   10 (24%)
Stable Disease                     25 (61%)                  6 (27%)
Progressive Disease                6  (15%)                 11 (50%)

Slide 28:
IMC-C225 in SCCHN

-    Cisplatin + IMC-C225 in cisplatin refractory SCCHN
-    69 patients treated with refractory SCCHN
     -    All with progressive disease
     -    Completed enrollment in August
     -    Data to be submitted for ASCO '02
- Clinical study intended as a registration study for FDA approval in refractory SCCHN

Slide 29:
IMC-C225 in SCCHN
Conclusions
-    Toxicities are manageable and acceptable
-    IMC-C225 plus cisplatin demonstrates encouraging response rates of :
     -    24% in the stable disease subgroup
     -    23% in the progressive disease subgroup
- FDA submission of SCCHN data to follow initial approval in colorectal indication

Slide 30:
IMC-C225 in Pancreatic Cancer
Current Standard Therapy: Gemzar(R)
-    Time to progression: 10 weeks
-    Partial response:  6-8%

Slide 31:
IMC-C225 plus Gemzar in Pancreatic Cancer Efficacy Results - 40 patients with metastatic pancreatic cancer
              - Partial Response                5 (12.5%)
              - Stable Disease                 21 (52.5%)
              - Progressive Disease             4 (10.0%)
              - Not Evaluated                  10 (25.0%)
              - Median duration of responses: 119 days

Slide 32:
IMC-C225 and Gemzar in Pancreatic Cancer
Disease Control
Median time to progression:  105 days
              - 63 days* for Gemzar alone
Progression free survival at 1-year:  17.5%
              - 9%* for Gemzar alone
Median survival:  202.5 days
              - 169.5* days for Gemzar alone
Survival at 1 year 32.5%
              - 18%* for Gemzar alone
*Burris, et al. J Clin Onc 15:2403-13, 1997.

Slide 33:
Angiogenesis Program

Slide 34:
IMC-KDR:  Angiogenesis Inhibition
VEGF proteins bind to the Vascular Endothelial Growth Factor Receptor (VEGFR), also known as KDR, and activate a signal to the cell to initiate new blood vessel formation (angiogenesis). IMC-1C11 binds to the KDR receptor and blocks circulating VEGF proteins from activating the recptor and the signal to initiate angiogenesis.

Slide 35:
Financial Summary
------------------------- --------------  ------------  ----------
                              6/30/01       12/31/00    12/31/99
                            (unaudited)
------------------------- --------------  ------------  ----------
         Cash (m):           * $191.0        $297.2      $119.4
------------------------- --------------  ------------  ----------
    Net Loss to Common        ($30.7)        ($77.1)     ($38.3)
     Stockholders (m):
------------------------- --------------  ------------  ----------
 Common Stock Outstanding      67.4           65.8         29.7
           (m):
------------------------- --------------  ------------  ----------
        Employees:              340            258         167
------------------------- --------------  ------------  ----------


Slide 36:
Overview
IMC-C225 is most promising oncology product in decades

         - Pivotal trial results showed 22.5% major objective response in refractory colon cancer
         - Encouraging results in head and neck and pancreatic cancer

Expected approval by 1H02 in refractory colorectal cancer
Alliance with Bristol-Myers Squibb

         - 39% of IMC-C225 revenues in U.S. and Canada
         - Accelerates commercialization
         - Provides $1 billion in capital to ImClone
         - Tender offer for 19.9% ImClone stock for $70/share
Clinical pipeline of targeted biologics in oncology

Slide 37:
ImClone Systems Incorporated